NEWS RELEASE

EMX Royalty Executes Agreement to Sell Four Polymetallic Projects
in Norway and Sweden to OK2 Minerals

Vancouver, British Columbia, December 13, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce the execution of a purchase agreement (the “Agreement”) for the sale of the Bleikvassli, Sagvoll, and Meråker polymetallic projects in Norway, and the Bastuträsk polymetallic project in Sweden to OK2 Minerals Ltd. ("OK2") (TSX Venture: OK). The Agreement provides EMX with a 9.9% equity interest in OK2, advance royalty payments, and a 3% net smelter return ("NSR") royalty interest in the projects, as well as a 1% NSR royalty on OK2’s Pyramid project in British Columbia.

The four Scandinavian projects (the “Properties”) provide OK2 with a portfolio of prospective properties for its newly created European Business Unit, and will provide OK2's shareholders, including EMX, with substantial value creation upside. The Properties contain historic mining areas and/or historic, drill-defined zones of polymetallic base metal mineralization (zinc-lead-copper) with variable levels of precious metal enrichments (silver ± gold). There is significant exploration potential, as little to no modern work has taken place on the projects, with the exception of Bastuträsk. Please see the attached map and www.EMXroyalty.com for more information.

Commercial Terms Overview (dollar amounts in USD, unless otherwise noted):

•	EMX will transfer to OK2 the Bleikvassli, Sagvoll, and Meråker exploration licenses in Norway, and its Bastuträsk exploration permits in Sweden at closing.

•	Upon the closing of this transaction, OK2 will undergo a corporate restructuring by share consolidation and change its name to Norra Metals Corp.

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OK2 will issue to EMX that number of common shares of OK2 that represents a 9.9% equity ownership in OK2 at closing. OK2 will have the continuing obligation to issue additional shares of OK2 to EMX to maintain its 9.9% interest in OK2, at no additional cost to EMX (subject to a maximum of 13,398,958 post-consolidation common shares), until OK2 has raised CDN $5,000,000 in equity to fund exploration and development on the Properties, or until five years after closing, whichever occurs first. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 9.9% interest in OK2.

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Further, there is an additional provision that requires OK2 to raise and spend CDN $2,000,000 on the Properties within two years of the closing date, otherwise EMX's 9.9% equity ownership shall be increased to a 14.9% continuing equity interest (subject to a maximum of 21,350,956 post- consolidation common shares).

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EMX will retain an uncapped 3% NSR royalty interest on each of the Properties. Within six years of the closing date, OK2 has the right to buy down up to 1% of the royalty retained by EMX on any given project (leaving EMX with a 2% NSR royalty) by paying EMX $2,500,000. Such a buy down is project specific.

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EMX will receive annual advance royalty (“AAR”) payments of $20,000 for each of the Properties commencing on the second anniversary of the closing, with each AAR payment increasing by $5,000 per year until reaching $60,000 per year, except that OK2 may skip AAR payments on two of the four Properties in years two and three provided payments are made on the other two Properties in years two and three. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

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EMX will receive a 0.5% NSR royalty on any new mineral exploration projects generated by OK2 in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.

•	EMX will also receive a 1% NSR royalty on OK2’s Pyramid project in British Columbia at closing.

•	EMX will have the right to nominate one seat on the Board of Directors of OK2.

•	Closing is subject to approval by the TSX Venture Exchange.

Properties Overview

The Scandinavian Properties contain a combination of Volcanogenic Massive Sulfide ("VMS") and sedimentary exhalative (“SEDEX”) polymetallic deposits. Magmatic sulfide type nickel-copper-cobalt mineralization is also present on portions of the Sagvoll project in Norway.

Bleikvassli. The 6,000 hectare ("Ha") Bleikvassli licenses are located near the Norwegian city of Mo-i-Rana, and contain the historic Bleikvassli mine area, which saw production of lead, zinc and silver mineralization from 1914-19971. The mine was one of the last metal mines to operate in Norway, and was closed only when flooded in the late 1990’s. The styles of mineralization at Bleikvassli have been the subject of debate, with some authors favoring a VMS origin for the deposit, while others have favored a sedimentary exhalative (“SEDEX”) model. In either case, the deposit consists of stratiform/stratibound lenses of lead-zinc-silver massive sulfide mineralization, which locally grades into more copper and gold-rich compositions. The lenses mined at Bleikvassli constitute a portion of an extensive zone of sulfide mineralization that extends well beyond the mine area, as indicated by historic exploration drilling and extensive surface mapping.

Sagvoll. The 11,000 Ha Sagvoll project is located northeast of the Norwegian city of Trondheim. The Sagvoll licenses contain multiple areas of historic mining, where copper and other metals were mined in the 19th and early 20th centuries. VMS style mineralization is developed throughout the areas of historic mine workings, and along extensive geophysical anomalies that extend for over 25 kilometers along strike of the mine workings. Also present in the southeastern portion of the license area are historic nickel-copper sulfide mines and prospects.

Meråker. Like Sagvoll, the 18,600 Ha Meråker project is located near the Norwegian city of Trondheim, and contains multiple historic mines and prospects developed on trends of polymetallic VMS style mineralization. Copper was the chief product from many of the historic mines, but significant zinc mineralization is seen in the mine dumps and outcrops in the area. There are several parallel trends of mineralization within the project area, extending for nearly 30 kilometers along strike. Little modern exploration has taken place at Meråker.

Bastuträsk. The 4,700 Ha Bastuträsk exploration permits are located in the Skellefteå district, which is one of Sweden’s most prolific mining districts. VMS style sulfide mineralization was discovered at Bastuträsk by Boliden AB in the 1960’s, and was drilled intermittently in various programs through the early 2000’s. The mineralization is hosted by a folded sequence of volcanic and volcanoclastic sedimentary rocks. The mineralization does not outcrop in the area, and is only known through drilling and as projected from geophysical data. Drill defined zones of mineralization are developed over an area of several kilometers near the apparent nose of a prominent fold hinge.

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1 Geological Survey of Norway Ore Database, Deposit Area 1832-012.

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Pyramid Project Overview

OK2’s 12,700 Ha Pyramid project is located along the Dease River at the northern edge of British Columbia’s “Golden Triangle” region. The project contains extensive zones of both porphyry gold-copper and epithermal style mineralization developed in Quesnel Terrane host rocks, one of the key hosts for porphyry deposits in British Columbia. The property has undergone extensive surface mapping, sampling and geophysical surveys, along with recent reconnaissance drilling (2016 and 2017). More information about the project, including drill results, are available on the OK2 website.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

The sale of the Properties in Norway and Sweden to OK2 is another example of EMX’s execution of its royalty generation business model, and provides additional organic royalty property growth for EMX, as well as establishing a substantial equity position in the partner company. These interests provide EMX and its shareholders immediate exposure to equity upside, while the royalty interests provide longer term exposure to the optionality of continued exploration success and the potential for future mineral production revenues.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the quarter ended on September 30, 2018 (the “MD&A”), and the most recently filed Form 20-F for the year that ended on December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com